This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 23, 2006

Item 3.

Press Release

May 23, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that its Solar Power System Group has received an initial stocking order valued at more than $460,000 from a major US recreational vehicle (RV) distributor for its proprietary Go Power! mobile power product line, including solar charging kits, pure sine wave inverters, modified sine wave inverters and solar power accessories.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 23rd day of May 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday, May 23, 2006

(No.2006-05-10)

CARMANAH ANNOUNCES CHANNEL PARTNERSHIP WITH MAJOR

US DISTRIBUTOR FOR MOBILE SOLAR POWER PRODUCTS

Victoria, British Columbia, Canada – Tuesday, May 23, 2006 - Carmanah Technologies Corporation (TSX:CMH) is pleased to announce that its Solar Power System Group has received an initial stocking order valued at more than $460,000 from a major US recreational vehicle (RV) distributor for its proprietary Go Power! mobile power product line, including solar charging kits, pure sine wave inverters, modified sine wave inverters and solar power accessories.

With retail outlets across the United States, this new Go Power! channel partner is a top three distributor serving the US recreational vehicle and mobile solar power dealer network.  The RV distributor chose to invest in the full Go Power! line because of its proven performance and reliability, its competitive pricing, as well as Carmanah’s ability to provide the necessary inventory levels in the burgeoning US market for mobile solar power products.

Carmanah is pleased to have this new channel relationship in place, and anticipates it will significantly strengthen the Company’s leadership position in US mobile solar power market.

About Carmanah Go Power! Mobile Power Solutions

Go Power! is Carmanah's line of mobile power products, including DC to AC power inverters, solar battery chargers, DURAlite solar battery maintainers and power accessories.  These products are specifically designed for the RV, Marine, Cottage, Fleet, and Utility Truck markets.

Carmanah's Solar Power Systems Group has more than 20 years experience in solar power systems, including extensive expertise in inverters for all mobile and backup power applications.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies. The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Sales:

Mike Stephens

Sales Manager

mstephens@carmanah.com

Mark Spilsbury

Account Manager

mspilsbury@carmanah.com

Go Power! Mobile Division (USA)

Solar Power Systems Group

Carmanah Technologies Corporation

Toll-Free: 1-866-247-6527 (USA and Canada)

Worldwide: +1 (250) 652-5233

Fax: +1 (250) 652-5354

Web: www.gpelectric.com / www.spsenergy.com / www.carmanah.com

Investor Relations:

Mr. Mark Komonoski, Director

Investor Relations

Tel:  (403) 255-8483

Cell: (403) 470-8384

Toll-Free:  1-877-255-8483

mkomonoski@carmanah.com

Media (North America):

Mr. David Davies

Media Relations

Tel:  (250) 382-4332

ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. Carmanah does not assume any obligation to update the forward-looking information contained in this press release.